

May 8, 2014

<u>Via E-mail</u>

Mario Garnero
Chief Executive Officer
Garnero Group Acquisition Company
Av Brig. Faria Lima
1485-19 Andar
Brasilinvest Plaza CEP 01452-002
Sao Paulo
Brazil

> **Re:** **Garnero Group Acquisition Company**
> **Draft Registration Statement on Form S-1**
> **Submitted on April 11, 2014**
> **CIK No. 0001603969**

Dear Mr. Garnero:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus cover page

2.   Disclose that shareholders must approve the initial business combination.

Prospectus Summary

3.   Revise to add a subsection for "Founders and Management" and include a brief
        discussion of the founders, the management, and their experience acquiring companies
        and their experience with special purpose acquisition vehicles. In addition, add a cross-
        reference to the fuller discussion elsewhere in the Prospectus.

4.   If available, please provide a website address here or in the main section.

5.   Expand the disclosure at the top of page 2 regarding the fair market value of the target
        being determined by the board, to state, if true, that the board has no obligation to obtain
        an independent valuation or fairness opinion.

Private Placement, page 3

6.   Revise to disclose the Early Bird Option including the material terms and exercise period.
        In addition, add a risk factor discussing the risk of possible dilution to existing holders
        and possible decline in market price that may result from significant amount of shares
        that may enter the market.

7.   Revise to disclose all registration rights that holders may have, the material details,
        including the earliest date such rights can be invoked and the number of shares that may
        be required to be registered at that time. In addition, add a risk factor for possible declines
        in market price that may result from significant additional shares entering the market.

The Offering

Exercise Price, page 6

8.   Revise to disclose if the Company's current intention is to have an effective registration
        statement to allow exercise or not.

9.   Provide an illustrative example of a cashless warrant exercise.

Conversion rights…, page 11

10.   We note that Garnero may require public shareholders to tender their certificates to your
        transfer agent prior to the shareholder meeting or to deliver their shares to the transfer
        agent electronically. We also note the discussion in the Proposed Business section on
        page 54. Please cross-reference the corresponding risk factor disclosure. Also, revise the
        disclosure in the summary to briefly (i) contrast the procedures for conversion with those
        of traditional SPACs; (ii) explain the reason and need for these additional steps and the

tendering of certificates before the stockholder meeting, given that it is unclear whether conversion will occur; and (iii) explain the procedures that Garnero will follow if a shareholder tenders his shares, the proposed combination is not approved and Garnero continues to search for a target company.

Risk Factors, page 15

11.   Revise the last risk factor on page 16 to state the risk in the subheading that Garnero may need to borrow funds from the initial shareholders or cease searching for a target. Alternatively, place these risks in a separate risk factor.

12.   Revise the subheading of the first risk factor on page 18 to state the specific risk to shareholders of the cashless exercise of warrants.

13.   Please reorder to place like risks together, for example, the last risk factor on page 25 should be placed with the similar risks on cashless warrant exercise.

If we effect a business combination with a company located, page 29

14.   Here or elsewhere, include discussion of the risks associated with your currently targeted jurisdictions, for example, Latin America and Europe.

Description of Securities, page 70

15.   Please revise your disclosure, as necessary, to include the following:

- A discussion of the significance of being an exempted Cayman Islands company, including making clear where and how you will deviate from your rights and obligations as an exempted Cayman Islands company;
- Whether shareholders may vote electronically, in person, or by proxy; and
- A discussion of the minimum number of days that notice of meetings may be provided.

Taxation, page 81

16.   Include discussion of other material jurisdictions as necessary, for example, Brazil. Additionally, please include the date of the undertaking received from the Governor-in-Cabinet of the Cayman Islands.

Part II

Exhibits

17.   Please provide all exhibits with your next amendment to facilitate the staff's review.

General Closing Comments

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Marc Thomas, Staff Accountant, at 202-551-3452 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3434 with any other questions.

                              Sincerely,

                              /s/ Michael Clampitt

                              Michael Clampitt
                              Senior Counsel
                              Office of Financial Services